Simpson Thacher & Bartlett llp

425 Lexington Avenue New York, NY 10017

telephone: + 1-212-455-2000
facsimile: + 1-212-455-2502

Direct Dial Number (212) 455-7026	E-mail Address bissie.bonner@stblaw.com

February 20, 2026

VIA EDGAR

Ms. Anu Dubey

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Credit Suisse Commodity Strategy Funds (File No. 811-21589) Credit Suisse Trust (File No. 811-07261)

Dear Ms. Dubey:

On behalf of each of Credit Suisse Commodity Return Strategy Fund (the “Commodity Return Strategy Fund”), a series of Credit Suisse Commodity Strategy Funds, and Commodity Return Strategy Portfolio (the “Commodity Return Strategy Portfolio” and together with the Commodity Return Strategy Fund, the “Funds”), a series of Credit Suisse Trust (together with Credit Suisse Commodity Strategy Funds, the “Registrants”), this letter responds to telephonic comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Neekta Eftekharzadeh of Simpson Thacher & Bartlett LLP on December 16, 2025 regarding the filing of a post-effective amendment pursuant to Rule 485(a) (each, a “485A Filing”) under the Securities Act of 1933, as amended (the “1933 Act”), to each Registrant’s registration statement on Form N-1A (each, a “Registration Statement”) under the 1933 Act and the Investment Company Act of 1940, as amended (the “1940 Act”), on December 3, 2025. As described in more detail in the Explanatory Note to each 485A Filing, each Fund’s investment adviser is changing from UBS Asset Management (Americas) LLC to O’Connor Alternative Investments, LLC (“O’Connor Alternative Investments”), an indirect wholly owned subsidiary of Cantor Fitzgerald, L.P., and four individuals who currently oversee other registered investment companies advised by Cantor Fitzgerald Investment Advisors, L.P., an affiliate of O’Connor Alternative Investments, will succeed the current Trustees of each Registrant shortly before the date on which the new investment advisory agreement with O’Connor Alternative Investments takes effect (the “Closing Date”). Among other changes to the Funds that will be implemented as of the Closing Date, as reflected in the 485A Filings, the Commodity Return Strategy Fund and the Commodity Return Strategy Portfolio will be renamed to “Cantor Fitzgerald Commodity Return Strategy Fund” and “Cantor Fitzgerald Commodity Return Strategy Portfolio,” respectively, as of the Closing Date.

Securities and Exchange Commission	February 20, 2026

For the convenience of the Staff, the comments regarding the 485A Filings are set out below and are grouped by comments applicable to both Funds’ 485A Filings followed by comments specific to each Fund’s respective 485A Filing. We have discussed the Staff’s comments with representatives of the Funds. Each Fund’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Registration Statement(s).

Please note that the Commodity Return Strategy Fund will file the applicable changes to its Registration Statement described below in (i) a post-effective amendment to its Registration Statement to be filed pursuant to Rule 485(b) (the “Annual Update 485B Filing”) under the 1933 Act on or shortly before February 27, 2026, which will become effective on February 27, 2026 as part of the Fund’s annual update to its Registration Statement, and (ii) a second post-effective amendment to its Registration Statement to be filed pursuant to Rule 485(a) (the “Second 485A Filing”) under the 1933 Act on February 27, 2026, which will be filed to re-make the changes from the Commodity Return Strategy Fund’s 485A Filing because the Fund’s Annual Update 485B Filing will supersede such 485A Filing. The Commodity Return Strategy Fund will also reflect the applicable changes to its Registration Statement described below, as well as changes to address any additional comments from the Staff on the Second 485A Filing, in a post-effective amendment to its Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act on or shortly before the Closing Date. With respect to the Commodity Return Strategy Portfolio, the Fund anticipates filing the applicable changes to its Registration Statement described below, as well as any applicable changes to address any additional comments from the Staff on the Commodity Return Strategy Fund’s Second 485A Filing, in a post-effective amendment to its Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act on or shortly before the Closing Date.

Both 485A Filings

Comment 1: Please update the EDGAR Series ID to reflect each Fund’s new name.

Response 1: Each Fund hereby confirms that its EDGAR Series ID will be updated on the Closing Date to reflect its new name.

Comment 2: In the section of each Fund’s Prospectus entitled “Fund Summary—Principal investment strategies” or “Portfolio Summary—Principal investment strategies,” as applicable, please consider disclosing what total return consists of (i.e., capital appreciation and income).

Response 2: Each Fund will add disclosure to its Prospectus to indicate that total return consists of capital appreciation and income.

Comment 3: The Staff notes that the second sentence of each Fund’s Prospectus entitled “Fund Summary—Principal investment strategies” or “Portfolio Summary—Principal investment strategies,” as applicable, states that the Fund will invest in “commodity-linked derivative instruments.” Please identify with specificity the types of derivatives in which each Fund principally invests.

Securities and Exchange Commission	February 20, 2026

Response 3: Each Fund will add disclosure to the above-referenced section of its Prospectus to state that it may invest, directly or through its Subsidiary, in commodity-linked notes, futures, options and swap agreements.

Comment 4: Please revise the principal risk disclosure to disclose risks in order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risks Disclosures.

Response 4: Each Fund has considered the Staff’s comment and will reorder its principal risk factors such that the several risk factors that the Fund currently considers more significant will be listed at the beginning of the risk factor sections of the Fund’s Prospectus. Each Fund will continue to consider the ordering of its risk factors. Each Fund respectfully submits that its principal risks disclosure is otherwise appropriate.

Comment 5: Please tailor the risk factor disclosures to reflect each Fund’s principal strategies. For example, “Derivatives risk” refers to reducing exposure to other risks such as interest rate or currency risk but currency risk is not listed as a principal risk factor, and “Exposure risk” refers to short selling but short sales are not included as a principal strategy.

Response 5: Each Fund will remove references to inapplicable strategies and/or risks from its risk factor disclosures, including the examples noted by the Staff.

Comment 6: Please consider whether active trading should be disclosed in the section of each Fund’s Prospectus entitled “Fund Summary—Principal investment strategies” or “Portfolio Summary—Principal investment strategies,” as applicable, given “Portfolio turnover risk” is listed as a principal risk factor.

Response 6: Each Fund will revise the above-referenced section to state that the Fund expects to engage in active and frequent trading of derivatives.

Comment 7: Please add swaps to the section of each Fund’s Prospectus entitled “Fund Summary—Principal investment strategies” or “Portfolio Summary—Principal investment strategies,” as applicable, given that “Swap agreements risk” is listed as a principal risk factor.

Response 7: As noted above in the response to Comment 3, in its principal investment strategy disclosures each Fund will specify the types of commodity-linked derivative instruments, including swaps, in which it intends to invest.

Comment 8: In the section of each Fund’s Prospectus entitled “Fund Summary—Performance” or “Portfolio Summary—Performance,” as applicable, please show the returns of an “appropriate broad-based securities market index” (as defined in Instruction 6 to Item 27A(d)(2) of Form N-1A) in the table of average annual total returns. See Item 4(b)(2)(iii) of Form N-1A.

Response 8: Each Fund will add the returns of the Bloomberg US Aggregate Bond Index to its average annual total returns table.

Securities and Exchange Commission	February 20, 2026

Comment 9: Please disclose more information about the advisory experience of O’Connor Alternative Investments, LLC in the section of each Fund’s Prospectus entitled “More about the Fund—The management firm” or “More about the portfolio—The management firm,” as applicable. See Item 10(a)(1)(i) of Form N-1A.

Response 9: Each Fund will include the following disclosure in the above-referenced section:

O’Connor Alternative Investments is a newly registered investment adviser with a limited operating history. In connection with the UBS/Cantor Transaction, O’Connor Alternative Investments acquired UBS AM (America)’s O’Connor investment platform and the O’Connor investment management and support teams, including the Fund’s portfolio management team, transitioned to O’Connor Alternative Investments. O’Connor Alternative Investments provides investment advisory services to various types of pooled investment vehicles, including other registered investment companies. O’Connor Alternative Investments is an indirect wholly owned subsidiary of Cantor Fitzgerald, L.P. (“Cantor”). Founded in 1945, Cantor is a leading global financial services and real assets investment firm with over 14,000 employees in over 160 offices in 22 countries. Cantor has an investment grade credit rating. Cantor Fitzgerald & Co., a wholly owned subsidiary of Cantor, serves more than 7,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, prime brokerage, commercial real estate, energy, and infrastructure. Cantor Fitzgerald & Co. is also one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York.

Comment 10: Please disclose in an appropriate place in each Fund’s Registration Statement that its Subsidiary complies with the provisions relating to affiliated transactions and custody as set forth in Section 17 of the 1940 Act.

Response 10: Each Fund will add the following disclosure to the section of its Prospectus entitled “The Fund in detail” or “The portfolio in detail,” as applicable, in the discussion of the Subsidiary’s compliance with the investment restrictions applicable to the Fund:

The Subsidiary also will comply with Section 17 of the 1940 Act relating to affiliated transactions and custody.

Comment 11: Please disclose that the investment adviser to each Fund’s Subsidiary complies with the 1940 Act provisions regarding advisory contracts as if it were an adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please also confirm that the Subsidiary’s advisory contract is filed as an exhibit to each Fund’s Registration Statement.

Response 11: Each Fund hereby confirms that it will add the following disclosure to the –risk factor for “Subsidiary risk” in its Prospectus (with any necessary adjustments for defined terms):

The Fund’s Board will consider any investment advisory services provided to the Subsidiary in connection with the Board’s annual consideration of the Investment Advisory Agreement. In addition, the Fund’s Board approved the investment advisory agreement

Securities and Exchange Commission	February 20, 2026

between the Subsidiary and O’Connor Alternative Investments and will consider its renewal on an annual basis.

Each Fund confirms that it will file its Subsidiary’s investment advisory agreement with O’Connor Alternative Investments as an exhibit to the Post-Effective Amendment to its Registration Statement to be filed on or shortly before the Closing Date.

Comment 12: On the cover page of each Fund’s Statement of Additional Information, please add hyperlinks to the referenced annual report and, if applicable, semi-annual report.

Response 12: Each Fund hereby confirms that it will include hyperlinks to the Fund’s most recent annual report and, if applicable, semi-annual report.

Comment 13: In each Fund’s Statement of Additional Information, please disclose the members of the Valuation Committee in the discussion of its Board’s Valuation Committee. See Item 17(b)(2)(ii) of Form N-1A.

Response 13: Each Fund will add the following disclosure to the discussion of its Board’s Valuation Committee:

The Board has a Valuation Committee that consists of all the Trustees who are not “interested persons” of the Trust within the meaning of the 1940 Act.

Comment 14: In the “Financial statements” section of each Fund’s Statement of Additional Information, please add hyperlinks to the shareholder report(s) cited.

Response 14: Each Fund hereby confirms that it will include hyperlinks to the shareholder report(s) cited.

Comment 15: Please identify the Registrant’s Chief Accounting Officer or Comptroller on the signature page for each Fund’s Registration Statement. See Section 6(a) of the 1933 Act.

Response 15: Each Registrant hereby confirms that the signature page to each Fund’s Registration Statement will be updated to identify its Registrant’s Chief Accounting Officer or Comptroller.

Commodity Return Strategy Portfolio 485A Filing Only:

Comment 16: Please revise the first sentence of the section of the Fund’s Prospectus entitled “Principal strategies—Other portfolio investments” to replace the reference to UBS AM (Americas) with O’Connor Alternative Investments.

Response 16: The Fund will make the requested change.

Commodity Return Strategy Fund 485A Filing Only:

Securities and Exchange Commission	February 20, 2026

Comment 17: Please revise the first sentence of the third paragraph of the “Principal strategies—Other portfolio investments” section of the Fund’s Prospectus to read as follows: “The Fund may, from time to time, place some or all of its assets in investments such as money-market obligations and investment-grade debt securities for temporary defensive purposes” (emphasis added). See Instruction 6 to Item 9(b)(1) of Form N-1A.

Response 17: The Fund will make the requested change.

Comment 18: Please revise the “Recently purchased shares” section of the Fund’s Prospectus to indicate that the Fund is permitted to delay payment of redemption proceeds for up to 10 days only for purchases made by check. See Section 22(e) of the 1940 Act and the Staff’s April 3, 1975 no-action letter to the Investment Company Institute (pub. avail. May 3, 1975).

Response 18: The Fund will revise the aforementioned disclosure as follows:

For shares purchased directly from the Fund other than by bank wire, bank check, U.S. Treasury check, certified check or money order, the Fund will delay payment of your cash redemption proceeds until the check ~~or other purchase payment~~ clears, which generally takes up to 10 calendar days from the day of purchase.

Comment 19: In the section of the Prospectus entitled “Other shareholder information,” the Staff notes that the eighth item in the list of shareholders or transactions for which the initial sales charge is waived includes “financial intermediaries who have entered into an agreement with the Fund’s distributor to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee to its customer.” Please confirm that such financial intermediaries are identified in the “Intermediary-Specific Sales Charge Waiver Policies” section of the Fund’s Prospectus. See IM Guidance Update 2016-06 – Mutual Fund Fee Structures (Dec. 2016).

Response 19: The Fund confirms that the financial intermediaries referenced in the disclosure cited above are identified in the Intermediary-Specific Sales Charge Waiver Policies” section of the Fund’s Prospectus.

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Securities and Exchange Commission	February 20, 2026

Please do not hesitate to contact me at (212) 455-7026 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:

Omar Tariq, UBS Asset Management (Americas) LLC

Lou Anne McInnis, Esq., UBS Asset Management (Americas) LLC
Rose-Ann Bubloski, UBS Asset Management (Americas) LLC

Karen Regan, UBS Asset Management (Americas) LLC

Justin Browder, Esq., Simpson Thacher & Bartlett LLP

Stephanie Chaung, Esq., Simpson Thacher & Bartlett LLP

Spencer Lininger, Esq., Simpson Thacher & Bartlett LLP

Neekta Eftekharzadeh, Esq., Simpson Thacher & Bartlett LLP